Exhibit 99.6
2023 Voting Results

Voting Results of the Annual General Meeting of Shareholders of QIAGEN N.V.

QIAGEN's Annual General Meeting of Shareholders (the "Annual Meeting") was held on June 22, 2023. The following actions were taken at the Annual Meeting:

1.Opening (no voting item)

2. Managing Board Report for the year ended December 31, 2022 (“Calendar Year 2022”) (no voting item)

3.Supervisory Board Report on the Company’s Annual Accounts (the “Annual Accounts”) for Calendar Year 2022 (no voting item)

4.Proposal to adopt the Annual Accounts of QIAGEN N.V. (the "Company") for the Calendar Year 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	157,464,653	241,813	950,005
Percentage	99.85%	0.15%	-

5.Proposal to cast a favorable non-binding advisory vote in respect of the Remuneration Report 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	150,335,717	5,968,297	2,352,457
Percentage	96.18%	3.82%	-

6.Reservation and dividend policy (no voting item)

7.Proposal to discharge from liability the Managing Directors for the performance of their duties during Calendar Year 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	153,248,665	4,313,347	1,094,459
Percentage	97.26%	2.74%	-

8.Proposal to discharge from liability the Supervisory Directors for the performance of their duties during Calendar Year 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	153,241,860	4,320,401	1,094,210
Percentage	97.26%	2.74%	-

9a.Proposal to reappoint Dr. Metin Colpan as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	139,246,190	18,955,324	454,957
Percentage	88.02%	11.98%	-

9b.Proposal to reappoint Dr. Toralf Haag as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	157,548,429	656,475	451,567
Percentage	99.59%	0.41%	-

9c.Proposal to reappoint Prof. Dr. Ross L. Levine as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	156,182,964	2,021,938	451,569
Percentage	98.72%	1.28%	-

9d.Proposal to reappoint Prof. Dr. Elaine Mardis as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	156,360,283	1,845,044	451,144
Percentage	98.83%	1.17%	-

9e.Proposal to reappoint Dr. Eva Pisa as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	157,764,361	440,757	451,353
Percentage	99.72%	0.28%	-

9f.Proposal to reappoint Mr. Lawrence A. Rosen as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	137,852,291	20,721,711	82,469
Percentage	86.93%	13.07%	-

9g.Proposal to reappoint Mr. Stephen H. Rusckowski as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	156,103,602	2,100,949	451,920
Percentage	98.67%	1.33%	-

9h.Proposal to reappoint Ms. Elizabeth E. Tallett as a Supervisory Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	130,128,435	28,076,552	451,484
Percentage	82.25%	17.75%	-

10a.Proposal to reappoint Mr. Thierry Bernard as a Managing Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	155,927,027	1,824,478	904,966
Percentage	98.84%	1.16%	-

10b.Proposal to reappoint Mr. Roland Sackers as a Managing Director of the Company for a term running up to and including the date of the Annual General Meeting in 2024 was approved

	Votes for	Votes against	Votes abstain
Number of shares	156,174,097	1,577,296	905,078
Percentage	99.00%	1.00%	-

11.Proposal to reappoint KPMG Accountants N.V. as auditors of the Company for the calendar year ending December 31, 2023 was approved

	Votes for	Votes against	Votes abstain
Number of shares	157,981,566	207,671	467,234
Percentage	99.87%	0.13%	-

12a.Proposal to authorize the Supervisory Board, until December 22, 2024 to issue a number of ordinary shares and financing preference shares and grant rights to subscribe for such shares, the aggregate par value of which shall be equal to the aggregate par value of fifty percent (50%) of shares issued and outstanding in the capital of the Company as at December 31, 2022 as included in the Annual Accounts for Calendar Year 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	133,768,701	24,423,524	464,246
Percentage	84.56%	15.44%	-

12b.Proposal to authorize the Supervisory Board, until December 22, 2024 to restrict or exclude the pre-emptive rights with respect to issuing ordinary shares or granting subscription rights, the aggregate par value of such shares or subscription rights shall be up to a maximum of ten percent (10%) of the aggregate par value of all shares issued and outstanding in the capital of the Company as at December 31, 2022 was approved

	Votes for	Votes against	Votes abstain
Number of shares	155,467,513	2,696,874	492,084
Percentage	98.29%	1.71%	-

13.Proposal to authorize the Managing Board, until December 22, 2024, to acquire shares in the Company's own share capital was approved

	Votes for	Votes against	Votes abstain
Number of shares	157,444,388	536,382	675,701
Percentage	99.66%	0.34%	-

14.Proposal to approve discretionary rights for the Managing Board to implement a capital repayment by means of a synthetic share repurchase was approved

a.Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment to the Company's Articles of Association (Part I) to, amongst other things, increase the par value per ordinary share by an amount to be determined by the Managing Board of the Company;

b.Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment of the Company's Articles of Association (Part II) to, amongst other things, consolidate the ordinary shares at a consolidation ratio to be determined by the Managing Board, subject to the approval of the Supervisory Board (the reverse stock split);

c.Proposal to amend the Company's Articles of Association in accordance with the draft deed of amendment of the Company's Articles of Association (Part III) to decrease the par value per ordinary share to an amount of EUR 0.01 and to repay to the shareholders an amount to be determined by the Managing Board, subject to the approval of the Supervisory Board, which amount will at maximum be USD 300 million in the aggregate; and

d.Proposal to authorize each member of the Managing Board of the Company and each lawyer, (candidate) civil law notary and paralegal working at De Brauw

Blackstone Westbroek N.V. to execute the three deeds of amendment of the Company's Articles of Association (Part I, II and III)

	Votes for	Votes against	Votes abstain
Number of shares	156,943,007	707,766	1,005,698
Percentage	99.55%	0.45%	-

15.Proposal to approve the cancellation of fractional ordinary shares held by the Company was approved

	Votes for	Votes against	Votes abstain
Number of shares	157,757,123	440,084	459,264
Percentage	99.72%	0.28%	-

16.Proposal to approve the QIAGEN N.V. 2023 Stock Plan was approved

	Votes for	Votes against	Votes abstain
Number of shares	148,672,598	8,579,966	1,403,907
Percentage	94.54%	5.46%	-

17.Questions (no voting item)

18.Closing (no voting item)